Global X Funds
605 Third Avenue, 43rd Floor
New York, NY 10158

November 2, 2021

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention: Rebecca Marquigny

Re:     Global X Funds
File No. 333-151713, 811-22209

Dear Ms. Marquigny:

On behalf of Global X Funds (the “Registrant” or the “Trust”) and its series, the Global X MSCI Vietnam ETF (the “Fund”), included in Post-Effective Amendment No. 651 (the “Amendment”) to the Registrant’s registration statement on Form N-1A (the “Registration Statement”), below you will find the Registrant’s responses to the comments that you had conveyed to the undersigned on October 7, 2021 with regard to the Amendment. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 19, 2021, pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).

Below we have summarized your comments, in italics, and presented the Registrant’s response to each comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

1. Comment: Please file the Registrant’s written response to the Staff’s comments as correspondence on EDGAR at least five days prior to the effective date of the Registration Statement. Unless stated otherwise, comments apply to the same or related disclosure throughout the filing. Where a reply contemplates revised disclosure, include the proposed new language in the correspondence. If corresponding changes will not be made throughout the disclosure, please identify and explain any exceptions. Please provide missing or bracketed information from the 485(a) filing with the response letter to these comments.

Response: The Registrant confirms that it will file its responses to the Staff’s comments at least 5 business days prior to the Amendment’s effectiveness. The Registrant will include any proposed disclosure changes in such correspondence and/or explain any exceptions. In addition, the Registrant has provided marked changed pages completing bracketed and missing information.

U.S. Securities and Exchange Commission
Attention: Rebecca Marquigny
November 2, 2021

2. Comment: Please provide the Staff supplementally with a copy of the Underlying Index methodology as well as a model portfolio identifying each Underlying Index constituent, its weight, country and sector exposures.

Response: Please find attached the requested information.

PROSPECTUS

FEES AND EXPENSES

3. Comment: With respect to the fee table and expense example, please provide the SEC Staff with a copy of the completed fee table and expense example at least 5 business days prior to the Registration Statement’s effectiveness. In addition, please include an explanation of how the Registrant estimated “Other Expenses” and determined that the estimate was reasonable.

Response: The Registrant has completed the Fund’s fee table and expense example, which are included below. Regarding “Other Expenses” and how the Registrant determined the estimated “Other Expenses” were reasonable, pursuant to the unitary expense arrangement described in “FUND MANAGEMENT – Investment Adviser,” the management fee will cover the cost of investment advisory, supervisory and administrative services. In addition, the Adviser will pay all costs of various third-party services required by the Fund, including audit, certain custody, portfolio accounting, legal, transfer agency and printing costs. The Adviser does not currently anticipate that the Fund would incur expenses that would not be covered by the unitary fee and that would amount to the threshold for disclosure in the fee table. The Fund submits that the basis for this estimate is similar to its estimates used for recent funds launched by the Registrant.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management Fees:	0.50%
Distribution and Service (12b-1) Fees:	None
Other Expenses:[1]	0.00%
Total Annual Fund Operating Expenses:	0.50%

1    Other Expenses are based on estimated amounts for the current fiscal year.

Example: The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account customary brokerage commissions that you pay when purchasing or selling Shares of the Fund in the secondary market. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

One Year	Three Years
$51	$161

U.S. Securities and Exchange Commission
Attention: Rebecca Marquigny
November 2, 2021

PRINCIPAL INVESTMENT STRATEGIES

4. Comment: With respect to the first sentence in the first paragraph of the section titled “PRINCIPAL INVESTMENT STRATEGIES” in the Fund’s Prospectus, please eliminate the defined term “Underlying Index” and refer specifically to the actual index that the Registrant seeks to track.

Response: The Registrant has updated its disclosure as follows so that the Underlying Index that the Registrant seeks to track is identified in the first sentence of the first paragraph of the section titled “PRINCIPAL INVESTMENT STRATEGIES” of the Fund’s Prospectus as illustrated below:

The Fund invests at least 80% of its total assets in the securities of the MSCI Vietnam IMI Select 25/50 Index (the "Underlying Index") (typically denominated in local currency) and in American Depositary Receipts ("ADRs") and Global Depositary Receipts ("GDRs") based on the securities in the ~~MSCI Vietnam IMI Select 25/50 Index (~~the ~~"~~Underlying Index~~")~~.

5. Comment: With respect to the section titled “PRINCIPAL INVESTMENT STRATEGIES” in the Fund’s Prospectus, please provide additional disclosure clarifying the Fund’s principal investment strategy with respect to foreign currencies and the use of ADRs and GDRs. Please explain the circumstances under which the Fund may use these instruments and any limiting criteria that may apply. If the Fund will invest in unsponsored depository instruments affirmatively disclose this. In addition, please disclose in the section of the Fund’s Prospectus titled “PRINCIPAL RISKS” the risks associated with the Fund’s investment in ADRs and GDRs. Moreover, if the Fund intends to invest in unsponsored ADRs and/or GDRs, please discuss the enhanced risks associated with investing in these types of instruments.

Response: The Fund does not currently intend to invest in unsponsored depositary receipts. The Registrant has amended the sections of the Fund's Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, "SUMMARY OF PRINCIPAL RISKS" and a "A FURTHER DISCUSSION OF PRINCIPAL RISKS" as follows in response to the comment:

PRINCIPAL INVESTMENT STRATEGIES

The Fund invests at least 80% of its total assets in the securities of the MSCI Vietnam IMI Select 25/50 Index (the "Underlying Index") (typically denominated in local currency) and in American Depositary Receipts ("ADRs") and Global Depositary Receipts ("GDRs") based on the securities in the Underlying Index. The Fund may invest in ADRs and GDRs when the Fund’s portfolio managers determine doing so to be advantageous versus investing directly in the securities of the Underlying Index. The Fund also invests at least 80% of its total assets in securities of companies that are economically tied to Vietnam. The Fund's 80% investment policies are non-fundamental and require 60 days prior written notice to shareholders before they can be changed.

SUMMARY OF PRINCIPAL RISKS AND A FURTHER DISCUSSION OF PRINCIPAL RISKS

Asset Class Risk: Securities and other assets in the Underlying Index or otherwise held in the Fund's portfolio may underperform in comparison to the general securities markets, a particular securities market or other asset classes.

U.S. Securities and Exchange Commission
Attention: Rebecca Marquigny
November 2, 2021

Depositary Receipts Risk: The Fund may invest in depositary receipts, such as ADRs and GDRs. Depositary receipts may be subject to certain of the risks associated with direct investments in the securities of foreign companies. For additional details on these risks, please see Foreign Securities Risk.  Moreover, depositary receipts may not track the price of the underlying foreign securities on which they are based.  A holder of depositary receipts may also be subject to fees and the credit risk of the financial institution acting as depositary.

Asset Class Risk

The returns from the types of securities and/or assets in which the Fund invests may under-perform returns from the various general securities markets or different asset classes. The assets in the Underlying Index may under-perform investments that track other markets, segments, sectors or assets. Different types of assets tend to go through cycles of out-performance and under-performance in comparison to the general securities markets.

Depositary Receipts Risk

The Fund may invest in depositary receipts, such as ADRs and GDRs.  ADRs are certificates that evidence ownership of shares of a foreign issuer and are alternatives to purchasing the underlying foreign securities directly in their national markets and currencies. GDRs are certificates issued by an international bank that generally are traded and denominated in the currencies of countries other than the home country of the issuer of the underlying shares.  Depositary receipts may be subject to certain of the risks associated with direct investments in the securities of foreign companies. For additional details on these risks, please see Foreign Securities Risk.  Moreover, depositary receipts may not track the price of the underlying foreign securities on which they are based.  Certain countries may limit the ability to convert depositary receipts into the underlying foreign securities and vice versa, which may cause the securities of the foreign company to trade at a discount or premium to the market price of the related depositary receipts.  A holder of depositary receipts may also be subject to fees and the credit risk of the financial institution acting as depositary.

6. Comment: With respect to the second sentence in the first paragraph of the section titled “PRINCIPAL INVESTMENT STRATEGIES” in the Fund’s Prospectus, the Staff notes that the Fund “invests at least 80% of its total assets in securities of companies that are economically tied to Vietnam”. In the second paragraph of the section titled “PRINCIPAL INVESTMENT STRATEGIES” in the Fund’s Prospectus, the Staff notes that the “broad Vietnam equity universe includes securities that are classified in Vietnam according to the MSCI Global Investable Market Index Methodology . . ." Please clarify whether this is the same criteria and if not, please explain how the Fund determines whether a company is economically tied to Vietnam for purposes of the 80% test.

Response: The Registrant affirms that “securities that are classified in Vietnam according to the MSCI Global Investable Market Index Methodology” satisfy the criterion of being “economically tied to Vietnam”. The Registrant has amended the second paragraph of the section of the Fund's Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” to provide additional detail regarding what constitutes companies that are “economically tied to Vietnam” in relation to the methodology the Index Provider uses to classify companies in Vietnam:

U.S. Securities and Exchange Commission
Attention: Rebecca Marquigny
November 2, 2021

The Underlying Index is designed to represent the performance of the broad Vietnam equity universe, while including a minimum number of constituents, as defined by MSCI, Inc. ("MSCI"), the provider of the Underlying Index ("Index Provider"). The broad Vietnam equity universe includes securities that are classified in Vietnam according to the MSCI Global Investable Market Index Methodology, together with companies that are headquartered or listed in Vietnam and carry out the majority of their operations in Vietnam. The country classification of a company is generally determined by the Index Provider using the company’s country of incorporation and the primary listing of its securities. The Index Provider will classify a company in the country of incorporation if its securities have a primary listing in that country. In such cases where a company’s securities have a primary listing outside of the country of incorporation, additional criteria such as the location of the company’s headquarters and the geographic distribution of its operations (e.g. assets and revenues), management, and shareholder base are considered for classification purposes.

7. Comment: The Staff notes that the General Instructions to Form N-1A in section C.3.(b) state that “Items 2 through 8 may not include disclosure other than that required or permitted by those Items.” In light of such instruction, please delete the last sentence in the first paragraph of the section titled “PRINCIPAL INVESTMENT STRATEGIES” in the Fund’s Prospectus and the last sentence in the fourth paragraph of the section titled “PRINCIPAL INVESTMENT STRATEGIES” as such disclosures are required by Item 9 and not Item 4 of Form N-1A.

Response: The Registrant respectfully submits that the statements referenced by the Staff are useful to investors and that its deletion is not required.

8. Comment: The second paragraph of the section titled “PRINCIPAL INVESTMENT STRATEGIES” in the Fund’s Prospectus, refers to the fact that the Underlying Index includes a minimum number of constituents, and that the rules based-methodology is designed to select securities that meet minimum market capitalization and liquidity requirements. Please revise the disclosure to indicate what the minimum number of constituents are as well as what the minimum market capitalization and liquidity requirements are.

Response: The Registrant has updated the second paragraph of the section of the Fund's Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” as follows:

The Underlying Index follows a rules-based methodology that is designed to select all securities that satisfy the above criteria and which have a market capitalization greater than or equal to the 99th percentile of listed developed market securities, have an annual traded value ratio (a measure of liquidity calculated by the Index Provider) greater than or equal to 15%, and have traded on greater than equal to 50% of trading days over the past twelve months.

9. Comment: The second paragraph of the section titled “PRINCIPAL INVESTMENT STRATEGIES” in the Fund’s Prospectus, notes that the broad Vietnam equity universe includes securities that are classified in Vietnam according to the MSCI Global Investable Market Index Methodology, together with companies that are headquartered or listed in Vietnam and carry out the majority of their operations in Vietnam. Please clarify the differences between the Underlying Index methodology classification and that of the Fund.

U.S. Securities and Exchange Commission
Attention: Rebecca Marquigny
November 2, 2021

Response: Securities “classified in Vietnam according to the MSCI Global Investable Market Index Methodology…” as well as “companies that are headquartered in Vietnam and carry out the majority of their operations in Vietnam” are both eligible for inclusion pursuant to the MSCI Vietnam IMI Select 25/50 Index. Both determinations are made solely by the Index Provider.

10. Comment: Please explain how the Underlying Index methodology defines the eligible investment universe and ranks and selects the individual constituents that make up the Underlying Index. Please identify: (a) the parameters of the eligible investment universe more specifically (i.e, minimum market capitalization, liquidity requirements), (b) the factors used to screen potential Underlying Index constituents (market share; price to earnings ratio, dividend yield screens); and (c) the rules used to rank securities that satisfy the screening criteria. The revised disclosure should provide a clearer picture of how the Underlying Index Provider determines the Underlying Index constituents.

Response: The Registrant has updated the second paragraph of the section titled “PRINCIPAL INVESTMENT STRATEGIES” in the Fund's Prospectus as follows:

The Underlying Index follows a rules-based methodology that is designed to select all securities that satisfy the above criteria and which have a market capitalization greater than or equal to the 99th percentile of listed developed market securities, have an annual traded value ratio (a measure of liquidity calculated by the Index Provider) greater than or equal to 15%, and have traded on greater than equal to 50% of trading days over the past twelve months.

11. Comment: With respect to the third paragraph of the section titled “PRINCIPAL INVESTMENT STRATEGIES” in the Fund’s Prospectus, please provide an explanation of the term "free-float adjusted market capitalization".

Response: The Registrant has updated the third paragraph of the section titled “PRINCIPAL INVESTMENT STRATEGIES” in the Fund's prospectus as follows:

The Underlying Index is weighted according to each component's free-float adjusted market capitalization. Free-float adjusted market capitalization measures a company’s market capitalization discounted by the percentage of its shares readily available to be traded by the general public in the open market (“free float”).

12. Comment: With respect to the third paragraph of the section titled “PRINCIPAL INVESTMENT STRATEGIES” in the Fund’s Prospectus, please clarify the practical effect of applying the liquidity discount factor to the weightings calculation and how that factor impacts the weighting of an Underlying Index constituent.

Response: The Registrant has updated the third paragraph of the section titled “PRINCIPAL INVESTMENT STRATEGIES” in the Fund's Prospectus as follows:

In addition, a liquidity discount factor based on the security’s annual traded value ratio (“ATVR”) is applied. ATVR is a liquidity metric calculated by the Index Provider. The liquidity discount factor is applied to each company’s free float market capitalization for the purposes of calculating the allocated index weight to each constituent, such that the allocated index weight is lower for less liquid securities (and higher for more liquid securities) than it would otherwise be.

U.S. Securities and Exchange Commission
Attention: Rebecca Marquigny
November 2, 2021

13. Comment: Please advise whether any Underlying Index constituent will be partially owned by the Vietnamese government or similar entities and if so, please consider the need for additional risk disclosures about governmental ownership and its potential implications. In addition, please supplementally explain in correspondence what the phrase “individual group entities” means.

Response: The Underlying Index may include wholly or partially state-owned entities. The Registrant has updated the risk factor titled “Risk of Investing in Vietnam” in the section of the Fund's Prospectus titled “SUMMARY OF PRINCIPAL RISKS” and" A FURTHER DISCUSSION OF PRINCIPAL RISKS" as follows:

Risk of Investing in Vietnam: Vietnamese companies face risks associated with expropriation and/or nationalization of assets (including property and real estate), restrictions on and government intervention in international trade, confiscatory taxation, political instability, including authoritarian and/or military involvement in governmental decision making, armed conflict, the impact on the economy as a result of civil war, and social instability as a result of religious, ethnic and/or socioeconomic unrest. The Vietnamese government may exercise substantial influence over many aspects of the private sector, and may own or control certain companies therein. Accordingly, government actions could have a significant effect on economic conditions in the country, and on market conditions, prices and yields of securities in the Fund’s portfolio.

“Individual group entities” is a classification determined by the Index Provider, and refers to “as companies with a controlling stake owned by one entity”. The intention behind the determination is to identify cases where multiple companies (a “group”) that are included as index constituents are jointly controlled by a single parent entity, and to limit the aggregate index weight allocated to such companies for diversification purposes. By way of example, if Company A and Company B (as index constituents) are jointly controlled by Company C (also an index constituent), the aggregate index weight allocated across all three companies would be capped at 25%.

14. Comment: With respect to the third paragraph of the section titled “PRINCIPAL INVESTMENT STRATEGIES” in the Fund’s Prospectus, please revise the following sentence in Plain English: "The weights are further modified so that, as of the rebalance date, no group entity (defined by the Index Provider as companies with a controlling stake owned by one entity) constitutes more than 25% of the Underlying Index and so that, in the aggregate, the individual group entities that would represent more than 5% of the Underlying Index represent no more than 50% of the Underlying Index ("25/50 Cap")."

Response: The Registrant has updated the third paragraph of the section titled “PRINCIPAL INVESTMENT STRATEGIES” in the section of the Fund's Prospectus as follows:

The weights are further modified so that, as of the rebalance date, no group entity (defined by the Index Provider as companies ~~with a controlling stake owned by one entity~~ that are jointly controlled by a single parent company) constitutes more than 25% of the Underlying Index and so that, in the aggregate, the individual group entities that would represent more than 5% of the Underlying Index represent no more than 50% of the Underlying Index ("25/50 Cap").

15. Comment: With respect to the section titled “PRINCIPAL INVESTMENT STRATEGIES” of the Fund’s Prospectus please inform the Staff of any due diligence that the Adviser did on the Underlying

U.S. Securities and Exchange Commission
Attention: Rebecca Marquigny
November 2, 2021

Index prior to launch to ensure that it would be able to meet applicable regulatory requirements while still tracking the Underlying Index.

Response: The Adviser has reviewed the specifications of the Underlying Index methodology and determined that, in tracking its Underlying Index, the Fund will adhere to the applicable regulatory requirements. The Adviser worked with the Index Provider to assess the size of the investable universe for the Underlying Index, and to ensure potential portfolio of securities would adhere to prevailing regulatory requirements regarding concentration, liquidity, and eligible asset classes. Similarly, the Adviser worked iteratively with the Index Provider on the production of the index methodology guideline so as to ensure compliance with such guidelines.

16. Comment: With respect to the third paragraph of the section titled “PRINCIPAL INVESTMENT STRATEGIES” of the Fund’s Prospectus, please state whether the Fund will be reconstituted and reweighted along with the Underlying Index. If not, please explain how frequently the Fund is rebalanced.

Response: The Registrant has updated the third paragraph of the section titled “PRINCIPAL INVESTMENT STRATEGIES” in the Fund's Prospectus as follows in response to the Staff's comment:

The Underlying Index and the Fund are ~~is~~ reconstituted and re-weighted quarterly.

17. Comment: The Staff notes that the principal risk disclosure identifies the risks of investing in micro-cap companies but the principal investment strategy disclosure only refers to investment in large, mid and small-capitalization companies. Please reconcile the discrepancy and in an appropriate location in the Fund’s Prospectus please identify the capitalization ranges associated with each term.

Response: The Registrant has removed the risk factor titled "Capitalization Risk - Micro-Capitalization Companies Risk" from the sections of the Fund's Prospectus titled "SUMMARY OF PRINCIPAL RISKS" and "A FURTHER DISCUSSION OF PRINCIPAL RISKS" in light of the Fund's principal investment strategy.

In addition, the Registrant has updated the section of the Fund's SAI titled "INFORMATION REGARDING THE INDEX AND THE INDEX PROVIDER" to include the requisite market capitalization definitions as shown below:

As of October 29, 2021, small capitalization companies are those companies with a market capitalization of $300 million or more but less than $2 billion; mid-capitalization companies are those companies with a market capitalization of $2 billion or more but less than $10 billion; and large-capitalization companies are those companies with a market capitalization of $10 billion or greater.

18. Comment: With respect to the last paragraph of the section titled “PRINCIPAL INVESTMENT STRATEGIES” of the Fund’s Prospectus, please clarify what types of businesses these real estate companies serve (i.e., retailers, hotels).

U.S. Securities and Exchange Commission
Attention: Rebecca Marquigny
November 2, 2021

Response: The Registrant has updated the sections of the Fund's Prospectus titled "SUMMARY OF PRINCIPAL RISKS" and "A FURTHER DISCUSSION OF PRINCIPAL RISKS" - Concentration Risk - Risks Related to Investing in the Real Estate Sector" as follows in response to the comment:

Risks Related to Investing in the Real Estate Sector: The real estate sector includes real estate companies focused on commercial and residential real estate development, sales, operations, and services, as well as real estate investment trusts (“REITs”). Real estate is highly sensitive to general and local economic conditions and developments and characterized by intense competition and periodic overbuilding. Many real estate companies utilize leverage (and some may be highly leveraged), which increases risk and could adversely affect a real estate company's operations and market value in periods of rising interest rates.

19. Comment: With respect to the fifth paragraph of the section titled “PRINCIPAL INVESTMENT STRATEGIES” of the Fund’s Prospectus, the disclosure notes that that the Fund may use representative sampling with respect to the Underlying Index “as a result of legal restrictions or limitations” that apply to the Fund but not the Underlying Index. Please inform the Staff if the Registrant is aware of any legal restrictions or limitations on the Fund’s ownership of Vietnam-based securities.

Response: The Registrant notes that examples of the “legal restrictions or limitations” contemplated by the language include tax diversification requirements and foreign ownership limitations that could affect the Fund’s ability to transact in certain securities. As such, the Registrant believes the current disclosure is appropriate.

SUMMARY OF PRINCIPAL RISKS

20. Comment: The Staff notes that the principal risks appear in alphabetical order. Please order the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield, and total return. Please note that after listing the most significant risks for the Fund, the remaining risks may be alphabetized. See ADI 2019-08, “Improving Principal Risks Disclosure” at www.sec.gov.

Response: The Registrant acknowledges the Staff’s views on alternative approaches in disclosure presentation, however, after consideration of the issues, the Registrant believes its approach is consistent with and sufficiently responsive to the requirements of Form N-1A at present. The Registrant respectfully declines to make the requested change at this time.

21. Comment: In the section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS – Capitalization Risk”, please identify the capitalization ranges applicable to each of the categories identified.

Response: Please see the Registrant's response to Comment #17 above.

22. Comment: The Staff notes the inclusion of “Cash Transaction Risk” in the section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS". If the Fund intends to effect a significant portion of creations and redemptions for cash rather than in-kind, please confirm the Fund’s intent to do so in the correspondence and consider whether the Fund’s cash management practices should be addressed in the corresponding principal investment strategy disclosure.

U.S. Securities and Exchange Commission
Attention: Rebecca Marquigny
November 2, 2021

Response: The Registrant confirms that the Fund intends to effect a significant portion of creations and redemptions for cash rather than in-kind. The Registrant respectfully declines to include disclosure in the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” in light of the fact that this is a function of the market in which the Fund invests and the Registrant believes that disclosure is more appropriate in the risk factor sections of the Fund’s Prospectus.

23. Comment: With respect to the risk factor titled “Concentration Risk - Risks Related to Investing in the Real Estate Sector” in the section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS", please confirm that the disclosure is tailored to both the types of real estate companies that the Fund may primarily invest in and the local markets in which they operate. For example, the Staff is generally aware that certain apparel companies have relocated to Vietnam from China as a result of economic, political and other issues. If the Fund is designed to take advantage of this trend, please include strategy and risk disclosure related to the fact that this trend may be discontinued. Please revise elsewhere as appropriate.

Response: The Registrant has updated the risk factor titled “Risk of Investing in Vietnam” in the sections of the Fund's Prospectus titled “SUMMARY OF PRINCIPAL RISKS” and" A FURTHER DISCUSSION OF PRINCIPAL RISKS" as follows:

Risk of Investing in Vietnam: Vietnamese companies face risks associated with expropriation and/or nationalization of assets (including property and real estate), restrictions on and government intervention in international trade, confiscatory taxation, political instability, including authoritarian and/or military involvement in governmental decision making, armed conflict, the impact on the economy as a result of civil war, and social instability as a result of religious, ethnic and/or socioeconomic unrest. The Vietnamese government may exercise substantial influence over many aspects of the private sector, and may own or control certain companies therein. Accordingly, government actions could have a significant effect on economic conditions in the country, and on market conditions, prices and yields of securities in the Fund’s portfolio. Vietnam is dependent on trading relationships with certain key trading partners, including the United States, China and Japan, and as a result may be adversely affected if demand for Vietnam’s exports in those nations decline. Vietnam has become a manufacturing hub an important component of the global supply chains for many different industries, in some cases benefiting from the changing economic and political climate in other regional manufacturing hubs such as China. If this trend slows or reverses, Vietnamese companies across all industries would be adversely impacted. The Vietnamese government has undertaken reform of economic and market practices in recent years, but issues such as foreign ownership limits and lack of in-kind transfers remain. If deterioration occurs in Vietnam’s balance of payments, it could impose temporary restrictions on foreign capital remittances. The Fund could be adversely affected by delays in, or a refusal to grant, any required governmental approval for repatriation of capital, as well as by the application to the Fund of any restrictions on investments. Investing in Vietnam may require the Fund to adopt special procedures, or seek local government approvals or take other actions, each of which may involve additional costs to the Fund. Vietnam may levy withholding or other taxes on dividend and interest income received by the Fund. Although in some portion of these taxes may be recoverable, the non-recovered portion of foreign withholding taxes will reduce the income received from the Fund’s investments. The currencies of frontier markets such as Vietnam may be subject to more significant fluctuations greater likelihood for speculation than the currencies of more developed markets. The economy of Vietnam is less developed and less correlated to global economic cycles than those of its more developed counterparts and its markets have low trading volumes and the potential for extreme price volatility and illiquidity. This volatility may be further heightened by the actions of a few major investors. For example, a substantial increase or decrease in cash flows of mutual funds investing in these markets could significantly affect

U.S. Securities and Exchange Commission
Attention: Rebecca Marquigny
November 2, 2021

local stock prices and, therefore, the price of Fund Shares. Vietnam may be underprepared for global health crises. For example, the rapid and global spread of a highly contagious novel coronavirus respiratory disease, designated COVID-19, has resulted in extreme volatility in the financial markets and severe losses; reduced liquidity of many instruments; restrictions on international and, in some cases, local travel; significant disruptions to business operations (including business closures); strained healthcare systems; disruptions to supply chains, consumer demand and employee availability; and widespread uncertainty regarding the duration and long-term effects of this pandemic. From time to time, certain of the companies in which the Fund may invest may operate in, or have dealings with, countries subject to sanctions or embargoes imposed by the U.S. government and the United Nations and/or countries identified by the U.S. government as state sponsors of terrorism. A company may suffer damage to its reputation if it is identified as a company which operates in, or has dealings with, countries subject to sanctions or embargoes imposed by the U.S. government and the United Nations and/or countries identified by the U.S. government as state sponsors of terrorism. As an investor in such companies, the Fund will be indirectly subject to those risks. These factors make investing in Vietnam significantly riskier than in other countries and any one of them could cause the price of the Fund’s Shares to decline.

24. Comment: With respect to the risk factor titled “Concentration Risk - Risks Related to Investing in the Real Estate Management and Development Industry” in the section of the Fund’s Prospectus titled "SUMMARY OF PRINCIPAL RISKS", please revise the risk factor to correspond to the Fund’s principal investment strategy, which is to concentrate its investments in Vietnam.

Response: As noted in the response to Comment #23 above, the Registrant has updated the risk factor titled “Risk of Investing in Vietnam” in the section of the Fund's Prospectus titled “SUMMARY OF PRINCIPAL RISKS” in response to the Staff's comments.

25. Comment: The Staff notes the inclusion of “Currency Risk” in the section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS", however, there is no discussion in the principal investment strategy section regarding the Fund’s investment in securities denominated in a foreign currency. Please revise as appropriate.

Response: Please note the Registrant's response to Comment #5 above.

26. Comment: With respect to the risk factor titled “Custody Risk” in the section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS", please revise the risk factor to clarify how this risk applies specifically to trades and clearances involving the Vietnam equity market.

Response: As noted in the response to Comment #23 above, the Registrant has updated the risk factor titled “Risk of Investing in Vietnam” in the section of the Fund's Prospectus titled “SUMMARY OF PRINCIPAL RISKS” in response to the Staff's comments.

27. Comment: With respect to the risk factor titled “Market Risk” in the section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS", references are included to the Federal Reserve and the European Central Bank. Please eliminate these references or explain how they relate to the Fund and/or the Underlying Index.

Response: Actions by large central governments and governmental affiliates (including the Federal Reserve and the European Central Bank), such as changes in policies related to interest rates, can have impacts on financial markets globally, including on the equity market of Vietnam and therefore on the

U.S. Securities and Exchange Commission
Attention: Rebecca Marquigny
November 2, 2021

securities held by the Fund. As a result, the Registrant believes that the references to the Federal Reserve and the European Central bank are appropriate as disclosed.

28. Comment: With respect to the risk factor titled “Non-Diversification Risk” in the section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS", because the Fund is classified as non-diversified under the 1940 Act, please confirm that the Registrant is aware that pursuant to Rule 13a-1 under the 1940 Act, if a registered investment company operates as a diversified fund for a period of 3 years, the Fund will automatically convert to a diversified fund and will thereafter require shareholder approval to be reclassified as non-diversified.

Response: The Registrant acknowledges that it is aware of the requirements of Section 13(a)(1) of the 1940 Act and Rule 13a-1 thereunder.

29. Comment: With respect to the risk factors titled “Passive Investment Risk - Tracking Error Risk” and “Passive Investment Risk - Management Risk” in the section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS", please clarify the intended difference between these risk factors.

Response: The risk factor titled “Management Risk” is intended to disclose that while the Fund is passively managed, there may be risks involved in the portfolio management team’s implementation of the Fund’s principal investment strategy. The risk factor titled "Tracking Error Risk" discusses the risks of tracking error in general, and its impact on the Fund. While management risk may result in tracking error risk, the Registrant believes that these risk factors are distinguishable and respectfully submits to include the current disclosures as written.

30. Comment: With respect to the risk factor titled “Geographic Economic Exposure Risk - North American Economic Risk” please clarify how this is a principal risk of the Fund. If not, please remove this reference.

Response: The risk factor titled “North American Economic Risk” is included within the disclosure titled “Reliance on Trading Partners Risk”. Given that the United States is currently the largest trading partner of Vietnam, any adverse developments in the North American region could have an adverse impact on the securities held by the Fund.

31. Comment: With respect to the risk factor titled “Currency Risk” in the section of the Fund’s Prospectus titled “A FURTHER DISCUSSION OF PRINCIPAL RISKS”, the Staff notes that the risk factor appears to be relatively generic. Please revise to tailor the risk to investing in the currency of Vietnam or in the correspondence letter please explain why such disclosure would be inappropriate.

Response: As illustrated in response to Comment #23, the Registrant has revised the risk factor titled "Geographic Risk - Risk of Investing in Vietnam" to include currency risks specific to Vietnam.

32. Comment: With respect to the risk factor titled “Foreign Securities Risk” in the section of the Fund’s Prospectus titled “A FURTHER DISCUSSION OF PRINCIPAL RISKS”, please revise the following sentence to note that the Fund “will be invested” within equity markets of countries outside of the United States.

U.S. Securities and Exchange Commission
Attention: Rebecca Marquigny
November 2, 2021

The Fund’s assets may be invested within the equity markets of countries outside of the United States.

Response: The Registrant has revised the disclosure in the risk factor titled “Foreign Securities Risk” in the section of the Fund’s Prospectus titled “A FURTHER DISCUSSION OF PRINCIPAL RISKS” as follows in response to the Staff’s comment:

The Fund’s assets will ~~may~~ be invested within equity markets of countries outside of the United States.

33. Comment: With respect to the risk factor titled “Geographic Risk - Risk of Investing in Frontier Markets” in the section of the Fund’s Prospectus titled “A FURTHER DISCUSSION OF PRINCIPAL RISKS”, the first sentence of the second paragraph notes that “Governments of many frontier countries in which the Fund may invest may exercise substantial influence over many aspects of the private sector.” Please identify the additional countries in which the Fund will principally invest or move the disclosure to the risk factor titled “Geographic Risk - Risk of Investing in Vietnam”. Please apply this comment to the remainder of the risk factor.

Response: The Registrant has removed the risk factor titled "Geographic Risk - Risk of Investing in Frontier Markets" and has revised the risk factor titled “Geographic Risk - Risk of Investing in Vietnam” as noted in response to Comment #23 above.

34. Comment: With respect to the risk factor titled “Tax Treaty Reclaims Uncertainty” in the section of the Fund’s Prospectus titled “A FURTHER DISCUSSION OF OTHER RISKS”, please revise the first sentence to explain in Plain English what the Fund will be accruing for.

Response: The Registrant has revised the disclosure in the risk factor titled “Tax Treaty Reclaims Uncertainty” in the section of the Fund’s Prospectus titled “A FURTHER DISCUSSION OF OTHER RISKS” and replaced it in its entirety with the following disclosure in response to the Staff’s comment:

When the Fund receives dividend and interest income (if any) from issuers in certain countries, such distributions may be subject to partial withholding by local tax authorities in order to satisfy potential local tax obligations. The Fund may file claims to recover such withholding tax in jurisdictions where withholding tax reclaim is possible, which may be the case as a result of bilateral treaties between the United States and local governments. Whether or when the Fund will receive a withholding tax refund in the future is within the control of the tax authorities in such countries. Where the Fund expects to recover withholding tax based on a continuous assessment of probability of recovery, the NAV of the Fund generally includes accruals for such tax refunds. The Fund continues to evaluate tax developments for potential impact to the probability of recovery. If the likelihood of receiving refunds materially decreases, for example due to a change in tax regulation or approach, accruals in the Fund’s NAV for such refunds may need to be written down partially or in full, which will adversely affect that Fund’s NAV. Investors in the Fund at the time an accrual is written down will bear the impact of any resulting reduction in NAV regardless of whether they were investors during the accrual period. Conversely, if the Fund receives a tax refund that has not been previously accrued, investors in the Fund at the time the claim is successful will benefit from any resulting increase in the Fund’s NAV. Investors who sold their shares prior to such time will not benefit from such NAV increase.

U.S. Securities and Exchange Commission
Attention: Rebecca Marquigny
November 2, 2021

35. Comment: With respect to the section of the Fund’s Prospectus titled “PORTFOLIO HOLDINGS INFORMATION”, please modify the reference to the website so that the link takes investors directly to the Fund specific page.

Response: The Registrant has revised the section of the Fund’s Prospectus titled “PORTFOLIO HOLDINGS INFORMATION” as follows in response to the Staff’s comment:

The top holdings of the Fund and Fund Fact Sheets providing information regarding the Fund's top holdings can be found at www.globalxetfs.com/explore/(click on the name of your fund) and may be requested by calling 1-888-493-8631.

STATEMENT OF ADDITIONAL INFORMATION

36. Comment: With respect to the section of the Fund’s SAI titled “INVESTMENT RESTRICTIONS”, please clarify that the term “a majority of the Fund’s outstanding shares” pursuant to Section 2(a)(42) of the 1940 Act.

Response: The Registrant has revised the section of the Fund’s SAI titled “INVESTMENT RESTRICTIONS” as follows in response to the Staff’s comment:

The Fund is subject to the investment policies enumerated in this section, which may be changed with respect to the Fund only by a vote of the holders of a majority of the Fund's outstanding Shares, which is defined by the 1940 Act as: (i) more than 50% of the Fund's outstanding shares; or (ii) 67% or more of the Fund's shares present at a shareholder meeting if more than 50% of the Fund's outstanding shares are represented at the meeting in person or by proxy, whichever is less.

37. Comment: With respect to the section of the Fund’s SAI titled “INVESTMENT RESTRICTIONS”, please delete the phrase “among other things” in the fourth fundamental investment restriction and specifically these other things or appropriately narrow the respective categories.

Response: The Registrant has updated the section of the Fund’s SAI titled “INVESTMENT RESTRICTIONS”, to delete the phrase “among other things” in the fourth fundamental investment restriction as illustrated below:

4. May not purchase or sell real estate or any interests therein, except as permitted under the 1940 Act, and as interpreted or modified by regulatory authority having jurisdiction, from time to time. Notwithstanding this limitation, the Fund may~~, among other things~~: (i) acquire or lease office space for its own use; (ii) invest in securities of issuers that invest in real estate or interests therein; (iii) invest in mortgage-related securities and other securities that are secured by real estate or interests therein; or (iv) hold and sell real estate acquired by the Fund as a result of the ownership of securities;

38. Comment: With respect to the section of the Fund’s SAI titled “INVESTMENT RESTRICTIONS”, in the seventh fundamental investment restriction, please note that the Staff takes the position that the Fund must to the best of its ability look through to its underlying holdings to which determine compliance with this fundamental investment restriction. Please delete the statement indicating that the concentration policy does not apply to securities of other investment companies. Alternatively, please modify the disclosure to indicate the Staff’s position.

U.S. Securities and Exchange Commission
Attention: Rebecca Marquigny
November 2, 2021

Response: The Fund acknowledges the comment, but respectfully declines to amend its disclosure at this time. The Fund believes that its current policy on concentration, as disclosed in its SAI, complies with applicable legal requirements under Section 8(b)(1)(E) of the 1940 Act, including applicable SEC Staff guidance. See First Australia, SEC No-Action Letter (pub. avail. Jul. 29, 1999) (“Section 8(b)(1) permits a fund to implement a concentration policy that allows for some degree of discretion, provided that the circumstances under which the manager may exercise its discretion to change the fund's concentration status are described, to the extent practicable, in the fund's registration statement. To satisfy this standard, we believe that a fund must clearly describe, in as much detail as is practicable, the circumstances under which the fund may concentrate its investments.”). Accord Morgan Stanley Mortgage Securities Trust, SEC No-Action Letter (pub. avail. Jul. 8, 2013); BlackRock Multi-Sector Income Trust, SEC No-Action Letter (pub. avail. Jul. 8, 2013). The Fund is not aware of a requirement to “look through” underlying investment companies in which the Fund invests for purposes of administering its concentration policy. Cf. Section 5(b) of the 1940 Act (expressly excluding investment companies from the “75% diversification basket” and not imposing any look-through for determining diversification).

39. Comment: In the section of the Fund’s SAI titled “PURCHASE AND REDEMPTION OF CREATION UNITS – PURCHASE AND ISSUANCE OF CREATION UNIT AGGREGATIONS - Acceptance of Purchase Order.”, the third paragraph notes that the Fund reserves the right to reject or revoke acceptance of a purchase order under certain circumstances. Please note that in the proposing release for Rule 6c-11 of the 1940 Act, the Commission stated its belief that “an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time.” Release 33-10515. Pages 67-68; June 28, 2018. The Staff notes that the current disclosure is sufficiently broad to run counter to the Commission’s position. Additionally, the Staff would like to better understand the circumstances surrounding the provisions included in subsections (b) and (d) that would allow for the suspension of creations if (i) the investor(s), upon obtaining the shares ordered, would own 80% or more of the currently outstanding shares of any Fund; and (ii) acceptance of the Deposit Securities would have certain adverse tax consequences to the Fund. Please provide an additional explanation of these items.

Response: While the Fund continues to believe that the existing disclosure is permissible as discussed fully in our prior response letters, we have nonetheless revised the disclosure as shown below. Based upon our understanding of our telephone conference with the Staff on October 27, 2021, the Staff’s position is that the Commission’s statement in the Rule 6c-11 adopting release is not intended to prohibit all suspensions of the issuance of creation units, but only suspensions that “would be inconsistent with Rule 6c-11.” Although the Fund is willing to delete the open-ended, “catch-all” references to which the Staff objects, it believes that retaining freedom of action within the provisions of Rule 6c-11 remains appropriate and in the best interests of shareholders. As a consequence, it has revised the disclosure, while clarifying that the remaining clauses are examples of instances in which a rejection of a creation order would be consistent with the provisions of Rule 6c-11 (as opposed to an exclusive list of all actions that would be consistent with the provisions of the rule). We believe that this approach balances the Staff’s desire to ensure that suspensions of ETF sales are “for a limited time and only due to extraordinary circumstances” with the Fund’s obligation to be free to take all lawful action to protect itself and its existing shareholders from unknown (and potentially unknowable) circumstances that would support a limited suspension of new creations.

U.S. Securities and Exchange Commission
Attention: Rebecca Marquigny
November 2, 2021

Accordingly, the Registrant has revised the disclosure in the section of the Fund’s SAI titled “PURCHASE AND REDEMPTION OF CREATION UNITS – PURCHASE AND ISSUANCE OF CREATION UNIT AGGREGATIONS - Acceptance of Purchase Order. as follows:

The SEC has expressed the view that a suspension of creations that impairs the arbitrage mechanism applicable to the trading of ETF shares in the secondary market is inconsistent with Rule 6c-11 under the 1940 Act. The SEC’s position does not limit the ability to suspend creations in all instances. The Trust reserves the ~~absolute~~ right, to the extent consistent with the provisions of Rule 6c-11 under the 1940 Act, to reject or revoke acceptance of a purchase order transmitted to it by the Distributor in respect of any Fund including instances in which:~~if~~ (a) the order is not in proper form; (b) the investor(s), upon obtaining the shares ordered, would own 80% or more of the currently outstanding shares of any Fund; (c) the Deposit Securities delivered do not conform to the identify and number of shares disseminated through the facilities of the NSCC for that date by the Adviser, as described above; (d) ~~acceptance of the Deposit Securities would have certain adverse tax consequences to the Fund (e)~~ the acceptance of the Portfolio Deposit would, in the opinion of counsel, be unlawful; ~~(f) the acceptance of the Portfolio Deposit would otherwise, in the discretion of the Trust or the Adviser, have an adverse effect on the Trust or the rights of the beneficial owners;~~ or (~~g~~e) in the event that circumstances outside the control of the Trust, the Distributor and the Adviser make it for all practical purposes impossible to process purchase orders. Examples of such circumstances include acts of God; public service or utility problems resulting in telephone, telecopy or computer failures; fires, floods or extreme weather conditions; market conditions or activities causing trading halts; systems failures involving computer or other informational systems affecting the Trust, the Distributor, DTC, NSCC, the Adviser, the Custodian, a sub-custodian or any other participant in the creation process; and similar extraordinary events. The Trust shall notify a prospective purchaser and/or the Authorized Participant acting on behalf of such person of its rejection of the order of such person. The Trust, the Custodian, any sub-custodian and the Distributor are under no duty, however, to give notification of any defects or irregularities in the delivery of Portfolio Deposits nor shall either of them incur any liability for the failure to give any such notification.

40. Comment: Please confirm that any license to use the Underlying Index will be filed as an exhibit to the Fund’s Registration Statement.

Response: The Registrant confirms that the Amended and Restated Sub-License Agreement dated as of November 4, 2013, by and between Global X Management Company LLC and the Registrant as currently filed and listed in Part C of the Registration Statement permits the Fund’s usage of the Underlying Index.

Please do not hesitate to contact me at (646) 716-3239 if you have any questions or wish to discuss any of the responses presented above.

                        Respectfully submitted,

                        /s/ Susan D. Lively
                        Susan D. Lively, Esq.